

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 4, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Thomas D. Willardson
Chief Financial Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607

      Re: **Cost Plus, Inc.**
             Form 10-K for the calendar year ended January 28, 2006
             Filed April 13, 2006
             File No. 000-14970

Dear Mr. Willardson:

    We have completed our review on the above referenced filing and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Branch Chief